U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note:

On June 18, 2019, the Registrant issued a press release announcing its financial results for the first six months of fiscal year 2019, which press release is attached as Exhibit 99.1 to this Form 6-K.

Summary Financial Results

	Six Months Ended December 31,
(USD, except for %)	2018	2017	% Change
Sales	$12,836,651	$14,832,705	(13.5)%
Cost of sales	(8,208,059)	(8,818,550)	(6.9)%
Gross profit	4,628,592	6,014,155	(23.0)%
Operating expenses
Selling expenses	1,155,750	532,287	117.1%
General and administrative expenses	2,821,646	1,583,049	78.2%
Research and development expense	538,680	170,387	216.2%
Total operating expenses	4,516,076	2,285,723	97.6%
Income from operations	112,516	3,728,432	(97.0)%
Other income (expenses)
Interest income (expense), net	400,104	(153,154)	(361.2)%
Foreign transaction exchange gain (loss)	526,745	(175,053)	(400.9)%
Other income	16,322	1,506	983.8%
Total other income (expenses)	943,171	(326,701)	(388.7)%
Income before income taxes	1,055,687	3,401,731	(69.0)%
Provision for income taxes	329,096	511,010	(35.6)%
Net income	$726,591	$2,890,721	(74.9)%

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Financial Results for Six Months Ended December 31, 2018

Revenues

Revenues decreased by approximately $2.0 million, or 13.5%, to approximately $12.8 million for the six months ended December 31, 2018 from approximately $14.8 million for the same period of the prior fiscal year. The decrease in revenue was primarily attributable to a sales volume decrease of 10.3% and a decrease in average selling price of 3.6% as compared to the same period of fiscal 2018. The decrease in sales volume was mainly due to the negative impact of increased tariffs during the six months ended December 31, 2018 on some of our products as a result of the trade dispute between China and the United States started since September 2018, which led to reduced purchase orders from several of our major customers located in the United States. Starting on May 10, 2019, the tariff has jumped from 10% to 25%, and we are anticipating a further cutting-down of our export sales to the United States in the coming months due to uncertainties arising from the China-US continuous talks on the trade deals.

Revenue by Geographic Area

	For the six months ended December 31,
	2018		2017
Countries	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
United States	$2,963,086	23.1%	$6,071,386	40.9%	$(3,108,300)	(51.2)%
Europe	1,260,242	9.8%	951,754	6.4%	308,488	32.4%
Australia	110,960	0.9%	185,127	1.2%	(74,166)	(40.1)%
Canada	58,353	0.5%	92,328	0.6%	(33,975)	(36.8)%
Central and south America	81,927	0.6%	103,891	0.7%	(21,964)	(21.1)%
Japan and other Asian countries and regions	112,490	0.9%	207,383	1.4%	(94,893)	(45.8)%
China	8,249,593	64.3%	7,220,836	48.7%	1,028,757	14.2%
Total	$12,836,651	100%	$14,832,706	100%	$(1,996,055)	(13.5)%

Our export sales to the United States decreased approximately $3.1 million or 51.2%, during the first half of fiscal 2019, as compared to the same period of fiscal 2018. Due to the uncertainties and higher tariff created by the China-U.S. trade dispute, several major customers in the United States reduced their purchase orders from us by approximately 1.0 million units or 19% as compared to the same period of fiscal 2018.

We have increased our marketing activities and sales efforts in domestic market in the wake of the growing pet consumption market in China in general. With more pet ordinances and regulations being enforced by local authorities, Chinese pet owners are required to keep dogs on leashes. As a result, we expect growing demand from pet owners in China for our quality products. The total sales in our domestic market increased by approximately $1.0 million or 14.2% as compared to the same period of fiscal 2018.

We also expanded our sales channels to more European countries in fiscal 2019, such as Germany, Poland, Greece, Bulgaria and Ireland. Our export sales to Europe increased by $308,488 or 32.4% in the six months ended December 31, 2018 as compared to the same period of last year.

Our increase in sales in China and Europe partially offset our decreased sales in the United States.

Revenue by Product Type

Our pet collars, pet leashes, gift suspenders and pet harnesses continued to account for the greatest percentages of total sales at 26.7%, 24.1%, 16.2% and 14.6% of total sales, respectively, during the first half of fiscal 2019, compared to 37.1%, 22.4%, 11.6% and 17.6% of total sales, respectively, in the first half of fiscal 2018. Sales of our retractable dog leashes slightly decreased from 6.2% of our total sales in the six months ended December 31, 2017 to 5.9% of our total sales for the six months ended December 31, 2018 due to decreased sales volume as affected by reduced export sales to the United States. We launched our intelligent pet products in March 2018 and intelligent pet products account for 4.4% of our total sales during the first half of fiscal 2019. We had no such sales in the same period of fiscal 2018.

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	Revenue by Product Type
	For the six months ended December 31,
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Pet leashes	$3,094,754	24.1%	$3,328,950	22.4%	$(234,196)	(7.0)%
Pet collars	3,423,555	26.7%	5,504,792	37.1%	(2,081,237)	(37.8)%
Pet harnesses	1,875,311	14.6%	2,610,480	17.6%	(735,169)	(28.2)%
Gift suspenders	2,074,218	16.2%	1,726,310	11.6%	347,908	20.2%
Retractable dog leashes	762,508	5.9%	919,254	6.2%	(156,746)	(17.1)%
Intelligent pet products	568,474	4.4%	-	-	568,474	-
Other pet accessories	1,037,831	8.1%	742,920	5.0%	294,911	39.7%
Total	$12,836,651	100.0%	$14,832,706	100.0%	$(1,996,055)	(13.5)%

	Quantity sold for six months ended December 31,			% of	Average unit price for six months ended December 31,
	2018	2017	Quantity variance	Quantity variance	2018	2017	Price Difference
Pet leashes	1,222,145	2,072,485	(850,340)	(41.0)%	$2.5	$1.6	$0.9
Pet collars	2,384,063	4,062,335	(1,678,272)	(41.3)%	1.4	1.4	-
Pet Harnesses	967,215	1,198,133	(230,918)	(19.3)%	1.9	2.2	(0.3)
Gift suspenders	6,016,973	5,255,411	761,562	14.5%	0.3	0.3	-
Retractable dog leashes	164,485	199,622	(35,137)	(17.6)%	4.6	4.6	-
Intelligent pet products	20,043	-	20,043	-	28.4	-	28.4
Other pet accessories	1,638,656	1,043,814	594,842	57.0%	0.6	0.7	(0.1)
Total	12,413,580	13,831,800	(1,418,220)	(10.3)%	$1.0	$1.1	$(0.1)

Pet leashes

Revenue from pet leashes decreased by approximately $0.2 million, or 7.0%, from $3.3 million in the six months ended December 31, 2017, to $3.1 million in the six months ended December 31, 2018. The decrease was mainly driven by a 41.0% decrease in sales volume during the period compared to the same period of the prior fiscal year, compensated by an increase in average unit price by $0.9 per unit or 56%, which was mainly due to more higher cost leather dog leashes were sold. The decrease in our export sales volume for pet leashes was due to reduced purchase orders from major customers located in the United States.

Pet collars

Revenue from pet collars decreased by approximately $2.1 million, or 37.8%, from $5.5 million in the six months ended December 31, 2017, to $3.4 million in the six months ended December 31, 2018. The decrease in revenue was due to a 41.3% decrease in sales volume during the six months ended December 31, 2018. Our export for pet collars sales decreased 43.9% in the six months ended December 31, 2018, comparing to the same period last year due to reduced purchase orders from major customers located in the United States. The average selling price for pet collars remained consistent compared to the same period of the prior fiscal year.

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Pet harnesses

Revenue from pet harnesses decreased by approximately $0.7 million, or 28.2%, from $2.6 million in the six months ended December 31, 2017, to $1.9 million in the six months ended December 31, 2018. The decrease in revenue was due to a 19.3% decrease in sales volume during the six months ended December 31, 2018. Our export for pet harnesses sales decreased 56.4% in the six months ended December 31, 2018, comparing to the same period last year due to reduced purchase orders from major customers located in the United States. The average selling price for pet harnesses decreased by $0.3 per unit comparing to the same period of the prior fiscal year because we lowered the selling price on several pet harnesses products in order to promote the sales to customers.

Gift suspender

Revenue from gift suspender increased by approximately $0.4 million, or 20.2%, from $1.7 million in the six months ended December 31, 2017, to $2.1 million in the six months ended December 31, 2018. The increase in revenue was due to a 14.5% increase in sales volume during the six months ended December 31, 2018. Our export for gift suspender sales increased 60.8% in the six months ended December 31, 2018, comparing to the same period last year. The average selling price for gift suspender remained consistent compared to the same period of the prior fiscal year.

Retractable dog leashes

Revenue from retractable dog leashes decreased by 17.1%, to approximately $0.8 million during the six months ended December 31, 2018, from $0.9 million in the six months ended December 31, 2017. The decrease in revenue was attributable to a 17.6% decrease in the sales volume of retractable dog leashes during the six months ended December 31, 2018, as compared to the same period of last year due to reduced purchase orders from major customers located in the United States.

Intelligent pet products

Sales of our intelligent pet products amounted to approximately $0.6 million in the six months ended December 31, 2018 as compared to $Nil for the same comparative period of 2017. As a new product we launched in March 2018, our intelligent pet product line includes app-controlled pet food containers and feeders, pet water containers and dispensers, and smart pet toys. As compared with other products, intelligent pet products typically have high selling price. We are increasing our focus on new, smart and innovative pet products and expect sales of intelligent pet products will continue to increase in the near future.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belt and ropes, etc., which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories increased by 39.7%, to approximately $1 million during the six months ended December 31, 2018, from $0.7 million in the six months ended December 31, 2017. The increase in revenue was attributable to a 57.0% increase in the sales volume of other pet accessories during the six months ended December 31, 2018, as compared to the same period of last year.

Sales to related party

During the six months ended December 31, 2018, we invested RMB 2.0 million to eventually acquire 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) in order to work together with Dogness Network to develop new products and new technologies in smart pet tech area. We sold certain intelligent pet products to Dogness Network and accordingly reported related party sales of $206,052, which accounted for 1.6% of our total revenue for the six months ended December 31, 2018. As of the date of this filing, we have received partial payment from Dogness Network and we anticipate to fully collect the remaining amount before June 30, 2019. There were no such related party sales in the same period of last fiscal year.

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Cost of revenues

Cost of revenues decreased by approximately $0.6 million, or 6.9%, to $8.2 million in the six months ended December 31, 2018, from approximately $8.8 million in the same period of the prior fiscal year. The decrease in our cost of revenues was mainly due to the decrease of sales volume by 13.5% in the current period. As a percentage of revenues, the cost of goods sold increased by approximately 4.4% to 63.9% in the current period from 59.5% in the same period of the prior fiscal year. This was mainly because more higher cost leather materials instead of fabric materials have been used in the production in order to fulfill customer purchase orders of our pet leashes and pet collars in fiscal 2019, which increased our related production cost to certain extent.

Gross profit

During the six months ended December 31, 2018, gross profit decreased by approximately $1.4 million to approximately $4.6 million, from approximately $6.0 million in the same period of the prior fiscal year, primarily attributable to decreased sales volume of our pet leash, pet collars, pet harnesses and retractable dog leash, and increased cost of revenue on pet leashes and pet collars because more higher cost leather materials have been used to fulfil customer orders. Overall gross profit margin was 36.1%, a decrease of 4.4 percentage points, compared to 40.5% in the same period of the prior fiscal year.

Gross margins for pet leashes, pet collars and gift suspenders decreased by 1.9 percentage points, 4.8 percentage points and 7.8 percentage points, respectively, as compared to the same period in fiscal 2018. The decrease was mainly due to the increased raw material costs because we produced more leather products instead of fabric products, as well as the increased salary expenses due to higher labor costs as compared to the same period last year.

Gross margin for pet harnesses and other pet accessories decreased by 3.4 percentage points and 10.1 percentage points, respectively, as compared to the same period in fiscal 2018. The decrease was mainly due to the decreased average unit selling price when we lowered down the selling price on certain products in order to promote sales to customers.

Gross margin for retractable dog leashes increased by 5.2 percentage points, as compared to the same period in fiscal 2018. The increase was mainly a result of the improved material and functionality of our retractable dog leash products, which reduced the cost of production per unit, and increased the gross margin.

Gross margin for our intelligent pet products was 34.5% during the six months ended December 31, 2018. The gross margin for intelligent pet products is within our expectation.

Gross profits by product type were as follows:

	For the six months ended December 31,
	2018		2017
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Pet leashes	$1,134,887	36.7%	$1,285,758	38.6%	$(150,871)	(1.9)%
Pet collars	1,256,541	36.7%	2,282,617	41.5%	(1,026,076)	(4.8)%
Pet harnesses	735,971	39.2%	1,112,320	42.6%	(376,349)	(3.4)%
Gift suspenders	678,785	32.7%	699,399	40.5%	(20,614)	(7.8)%
Retractable dog leashes	324,192	42.5%	342,809	37.3%	(18,617)	5.2%
Intelligent pet products	196,171	34.5%	-	-	196,171	34.5
Other pet accessories	302,045	29.1%	291,252	39.2%	10,793	(10.1)%
Total	$4,628,592	36.1%	$6,014,155	40.5%	$(1,385,563)	(4.4)%

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Selling expenses

Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses increased by $0.6 million, or 117.1% from $0.5 million in the six months ended December 31, 2017, to $1.1 million in the six months ended December 31, 2018. The increase in selling expense was primarily due to increased trade show expenses by $148,065, increased sales and marketing expenses by $325,950, and an increased sales commission expense by $54,049. Due to the our decreased export sales to the United States due to the higher tariff, in order to promote the sales to European market and China domestic market, we initiated more promotion activities to these targeted markets and we participated in some trade shows in these markets, which led to increased trade shows expense and marketing expenses as mentioned above. On the other hand, our advertising expense through social media decreased by $17,947 and our duty and customs declaration expense decreased by $18,259 due to reduced export sales to the United States during the period compared to the same period of the prior fiscal year. As a percentage of sales, our selling expenses were 9.0% and 3.6% of our total revenues for the six months ended December 31, 2018 and 2017, respectively.

General and administrative expenses

General and administrative expenses increased by approximately $1.2 million, or 78.2%, from approximately $1.6 million in the six months ended December 31, 2017, to approximately $2.8 million in the six months ended December 31, 2018. The increase was mainly due to increased salaries of approximately $0.3 million due to higher labor costs, and increased public company maintenance expenses such as auditing fees, IR fees, legal counsel fees, capital market advisory fees as well as notarization fees. As a percentage of sales, our general and administrative expenses were 22.0% and 10.7% of our total revenues for the six months ended December 31, 2018 and 2017, respectively.

Research and development expenses

Research and development expenses increased by approximately $0.3 million, or 216.2%, from approximately $0.2 million in the six months ended December 31, 2017, to approximately $0.5 million in the six months ended December 31, 2018. As a percentage of sales, our research and development expenses were 4.2% and 1.1% of our total revenues for the six months ended December 31, 2018 and 2017, respectively. The increase was due to the Company’s continuous efforts to develop cutting edge smart products for pets, as well as to improve some of the functions and exterior designs of our existing products in order to meet customer demands. We expect R&D expenses to continue to increase, as we continue to expand our research and development activities to increase the use of environmentally-friendly materials, and develop more new high-tech products to meet customer demands.

Other income (expense)

Other income (expense) primarily included interest income or expense and foreign exchange gain or loss. For the six months ended December 31, 2018, the Company had other income of approximately $0.9 million and had other expense of $0.3 million for the same period of the prior fiscal year. The other income was mainly attributable to the foreign exchange gain of $0.5 million in the current period due to the favorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables, as well as $0.4 million interest income from our short-term investments.

Income tax

Income tax expense decreased by approximately $0.3 million in six months ended December 31, 2018, or 35.6%, from approximately $0.5 million in the six months ended December 31, 2017, to approximately $0.3 million in the six months ended December 31, 2018. The decrease was consistent with the decrease in our taxable income for the six months ended December 31, 2018.

We had accrued tax liabilities of approximately $2.6 million and $2.3 million as of December 31, 2018 and June 30, 2018, respectively, mostly related to our unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Management believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within one year but cannot guarantee such settlement will ultimately occur.

8

Net income

Net income was approximately $0.73 million for the first half of fiscal 2019, a decrease of $2.2 million or 74.9%, from $2.9 million in the same period of the prior fiscal year. The decrease in net income was the result of decreased sales and gross profit, and increased operating expenses as discussed above.

Cash and cash flows

As of December 31, 2018, we had we had cash and cash equivalents of approximately $3.2 million. Cash from the IPO proceeds were used to purchase short-term investments of approximately $17.5 million, which consists of wealth management financial products with maturities within one to three months. These short-term investments are highly liquid upon maturity and can be used as working capital when needed.

Our current assets were approximately $33.8 million, and our current liabilities were approximately $7.7 million, which resulted in a current ratio of 4.4:1. Total shareholders’ equity as of December 31, 2018 was approximately $60.6 million.

As of December 31, 2018, we have outstanding loans of approximately $2.9 million from various banks in China. To secure these debts, we pledged certain land use rights and buildings as collateral to safeguard these bank loans, and Mr. Silong Chen and his parents also jointly signed a maximum guarantee agreement to provide additional guarantee to these bank loans.

Net cash used in operating activities was $3.6 million for the six months ended December 31, 2018, comparing to $4.1 million net cash provided by operating activities for the six months ended December 31, 2017. The decrease in operating cash flow was mainly due to decreased net income during the current period, increased inventory stockpile of approximately $1 million to meet the anticipated increased customer demands during the second half of fiscal year 2019 and increased prepayments of approximately $4.3 million to our suppliers to secure our raw material purchase, offset by increased accounts payables of approximately $1 million.

Net cash provided by investing activities was $2.0 million for the six months ended December 31, 2018, comparing to $0.8 million net cash used in investing activities for the six months ended December 31, 2017. The increase in investing cash flow was mainly due to the proceeds upon maturity of $9.7 million short-term investment, offset by $7.3 million investment on property, plant and equipment, and $0.5 million capital expenditure in our investments in Linsun Smart Technology Co., Ltd (“Linsun”) and Dogness Network Technology Co., Ltd for certain ownership interest in these entities in order to jointly develop new products and new technologies in the smart pet tech area, we accounted for these investments using the cost method .

Net cash used in financing activities was $1.7 million for the six months ended December 31, 2018, comparing to $48.5 million net cash provided by financing activities for the six months ended December 31, 2017. The decrease in financing cash flow was mainly due to the repayment of $1.7 million for bank loans upon maturity. We received cash in net proceeds from initial public offering approximately $50.2 million for the six months ended December 31, 2017, which caused our cash from financing activities in the six months ended December 31, 2017 was higher than in the six months ended December 31, 2018.

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Commitments and Contractual Obligations

The following table presents the company’s material contractual obligations as of December 31, 2018:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases commitment (1)	$4,595,030	$331,545	$491,324	$911,924	$2,860,237
Repayment of bank loan (2)	2,923,498	2,923,498	-	-	-
Capital expenditure commitments on Meijia (3)	6,800,000	6,800,000	-	-	-
Capital expenditure commitments on Dongguan Jiasheng (4)	9,700,000	3,990,000	5,710,000	-	-
Total	$24,018,528	$14,045,043	$6,201,324	$911,924	$2,860,237

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements.

(2)	The Company signed a credit agreement with Bank of Communications of China Dongguan Branch, which allows the Company to have access of maximum amount of approximately $4.4 million (RMB 30 million) during August 17, 2018 to August 13, 2019, and this revolving credit is renewable upon maturity. As of December 31, 2018, the Company had a loan balance of $2,923,498 (RMB 20 million) under this credit agreement. The loan has a term of one year from August 21, 2018 to August 20, 2019 with effective interest rate of 5.873% per annum.

(3)	The Company acquired Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) in fiscal year 2018. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. Total original budgeted capital expenditure for Meijia acquisition and post-acquisition decoration and equipment purchase was RMB 160 million. The Company paid $10.7 million (RMB 71 million ) in March 2018 to acquire Meijia and planned to use additional $13.1 million (RMB 90 million ) on decoration and purchase of equipment and machinery to bring Meijia manufacturing facility into use. As of December 31, 2018, the Company already spent approximately $6.3 million (RMB 43 million) decoration costs. From January 2019 up to the date of this filing, additional approximately $3.6 million (RMB 25 million) has been spent on machinery and equipment purchase and installation. The Company will spend additional approximately $3.2 million (RMB $22 million) on machinery and equipment purchase and installation in the next few months. Meijia plant is expected to start the manufacturing in October 2019.

(4)	The Company’s subsidiary Dongguan Jiasheng also plans to build a warehouse with original estimated budgeted costs of RMB 140 million ($20.3 million). The budget has been recently revised to approximately $12.3 million (RMB 85 million) based on discussions with local planning authorities. The Company has already spent approximately $2.6 million (RMB 17.8 million) as of December 31, 2018, and will spend additional $9.7 million on the remaining construction work in 2019 and 2020. The construction is expected to be completed by the end of 2020.

Presently, our principal sources of liquidity are generated from our operations, proceeds from our IPO, and loans from commercial banks. In assessing its liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2018, our estimated future minimum capital expenditures for the next 12 months are around $14 million. We plan to fund these investment through our working capital generated from our operations, bank borrowings, the proceeds from the IPO and other capital raising activities.

As of December 31, 2018, we had approximately $3.2 million cash and approximately $17.5 million short-term investments with maturities within one to three months. We also had outstanding accounts receivable of approximately $6 million, among which approximately $5.2 million has been subsequently collected back during January to April 2019, and become available for use in our operation as working capital if necessary.

As of December 31, 2018, we had outstanding bank loans of approximately $2.9 million, and an unused line of credit of $1.5 million (RMB 10 million) with the bank that is available for withdrawal whenever we need the fund. We expect that we will be able to renew all of the existing bank loans upon their maturity based on past experience and the Company’s good credit history. We are now also exploring additional capital raising opportunities. Management expects to generate significant amount of revenue from the new developed intelligent pet products, which may further strength our cash position.

Based on the current operating plan, we believe that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least next 12 months from the date of this filing.

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Recent developments

We have recently invested RMB 1.5 million out of an approved RMB 3.0 million to acquire 13% ownership interest in third party Linsun Smart Technology Co., Ltd (“Linsun”). Linsun will share its related technologies, patents and manufacturing capabilities with Dogness after the acquisition. Going forward, Dogness and Linsun will further develop new products and new technologies in the smart pet tech area together.

We have recently invested RMB 2.0 million out of an approved RMB 8.0 million to acquire 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Network”) in order to integrate the industrial chain and to further develop new products and new technologies in smart pet tech area. The remaining RMB 6.0 million investment is expected before June 2019.

Because we do not have the ability to exercise significant influence over the operating and financial policies in both Linsun and Network due to insignificant investments and minor share holdings, we account for our investments in these two entities using the cost method.

The Board has approved the investment of RMB 3.5 million to jointly open Dogness Pet Store with Mr. Liwen Zheng, his company Changxuan Yuandong Co., Ltd., and Mr. Shiting Deng.

In order to expand into the Japanese market and expedite the development of new smart pet products, we have invested $250,000 for 51% ownership interest to establish and operate Japan Dogness Company. The Japan Dogness Company was established in February 2019.

In connection with these initiatives and to incentivize the Company’s employees, the Board has granted options to purchase 1.2 million Class A Common Shares to certain management and employees at an exercise price of $3.50 per share. This grant was made pursuant to the employee incentive plan.

On November 28, 2018, Dongguan Jiasheng was recognized as a High-technology Company by Chinese government. As a result, revenues generated by Dongguan Jiasheng will be subject to a favorable income tax rate of 15%. The High-technology certificate is valid for three year and is subject to renewal.

In January 2019, we entered two lease agreements to lease one property with building areas of 4439 square meters and a piece of land of 191 square meters located in Tongsha Industry Zone, Dongcheng District, Dongguan, China. The leased building and land will provide additional administration office spaces and parking space for our subsidiary Dongguan Jiasheng.

On May 23, 2019, we signed a service termination agreement with TJ Capital Management, L.P. to terminate the consulting service previously entered on November 10, 2017 because TJ Capital has not performed certain specified services. As a result, the options granted under the original service agreement are also cancelled or void. There was no stock-based compensation expense accrued for the six months ended December 31, 2018 and 2017 and up to the date of the termination of this agreement, because TJ Capital has not provided the services.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

(In USD)

	As of
	December 31, 2018	June 30, 2018
ASSETS
CURRENT ASSETS
Cash	$3,202,532	$7,085,235
Short-term investments	17,479,325	28,233,035
Accounts receivable, net	6,036,343	5,641,501
Accounts receivable - related parties	238,364	-
Inventories, net	5,673,259	4,153,583
Due from related party	8,982	-
Prepayments and other current assets	1,203,611	1,105,783
Total current assets	33,842,416	46,219,137

Long term investments	471,224	-
Long term prepayment	4,107,550	-
Property, plant and equipment, net	26,843,483	20,950,685
Intangible assets, net	2,313,381	2,390,571
Deferred tax assets	30,927	22,297
TOTAL ASSETS	$67,608,981	$69,582,690

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,923,498	$4,835,200
Accounts payable	1,267,039	351,375
Accounts payable - related party	104,975	-
Advance from customers	178,888	240,216
Accrued liabilities and other payable	624,488	1,120,579
Taxes payable	2,565,193	2,295,788
Total current liabilities	7,664,081	8,843,158

Commitments

STOCKHOLDERS’ EQUITY

Common Shares, $0.002 par value, 100,0000,0000 shares authorized, 25,913,631 and 15,000,0000 issued and outstanding at December 31, 2018 and June 30, 2018, respectively
Class A Common Shares	33,689	33,689
Class B Common Shares	18,138	18,138
Additional paid-in capital	52,486,018	52,144,891
Statutory reserves	164,367	164,367
Retained earnings	10,989,789	10,263,198
Accumulated other comprehensive (deficit)	(3,747,101)	(1,884,751)
Total stockholders’ equity	59,944,900	60,739,532
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$67,608,981	$69,582,690

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Unaudited Condensed Consolidated Statement of

Income and Other Comprehensive Income (Loss)

(In USD)

	For the Six Months Ended December 31,
	2018	2017

Revenues
Revenues	$12,630,599	$14,832,705
Revenues - related parties	206,052	-
Total Revenues	12,836,651	14,832,705
Cost of revenues	(8,208,059)	(8,818,550)
Gross Profit	4,628,592	6,014,155

Operating expenses:
Selling expenses	1,155,750	532,287
General and administrative expenses	2,821,646	1,583,049
Research and development expenses	538,680	170,387
Total operating expenses	4,516,076	2,285,723

Income from operations	112,516	3,728,432
Other income (expenses):
Interest income (expenses), net	400,104	(153,154)
Foreign transaction exchange gain (loss)	526,745	(175,053)
Other income, net	16,322	1,506
Total other income (expense)	943,171	(326,701)

Income before income taxes	1,055,687	3,401,731
Provision for income taxes	329,096	511,010
Net income	726,591	2,890,721

Other comprehensive income:
Foreign currency translation gain (loss)	(1,862,350)	364,042
Comprehensive income (loss)	$(1,135,759)	$3,254,763

Earnings Per share - Basic and Diluted	$0.03	$0.18

Weighted Average Shares Outstanding - Basic and diluted	25,913,631	15,775,285

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Unaudited Condensed Consolidated Statements of Cash Flows

(In USD)

	For the Six Months Ended December 31,
	2018	2017

Cash flows from operating activities:
Net income	$726,591	$2,890,721
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	643,777	576,755
Share based compensation for services	341,127	-
Changes in inventory reserve	(4,747)	(18,735)
Recovery of doubtful account	(38,609)	(33,593)
Deferred tax expenses (benefit)	(9,498)	9,730
Unrealized foreign exchange gain	68,314	123,823
Changes in operating assets and liabilities:
Accounts receivable	(878,054)	(885,680)
Inventories	(1,037,754)	(2,319,591)
Prepayments and other assets	(4,258,776)	(28,083)
Accounts payables	1,036,739	1,110,063
Accrued expenses and other liabilities	(467,613)	2,461,702
Advance from customers	(52,411)	(196,510)
Taxes payable	356,989	452,151
Net cash (used in) provided by operating activities	(3,573,925)	4,142,753

Cash flows from investing activities:
Additions to property, plant and equipment	(7,268,272)	(819,309)
Long-term investments	(471,224)	-
Purchase of intangible assets	(22,031)	-
Proceeds upon maturity of short-term investments	9,715,318	-
Net cash provided by (used in) investing activities	1,953,791	(819,309)

Cash flows from financing activities:
Net Proceeds from initial public offering	-	50,200,285
Repayment of short-term bank loans	(1,734,102)	(918,660)
Repayment of related party loans	(9,045)	(736,894)
Net cash (used in) provided by financing activities	(1,743,147)	48,544,731

Effect of exchange rate changes on cash	(519,421)	(18,861)
Net increase (decrease) in cash	(3,882,703)	51,849,314
Cash, beginning of period	7,085,235	1,504,596
Cash, end of period	$3,202,532	$53,353,910

Supplemental disclosure information:
Cash paid for income tax	$16,751	$40,624
Cash paid for interest	$55,993	$154,479

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Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press release dated June 18, 2019 entitled “Dogness (International) Corporation Announces Unaudited Financial Results for the First Six Months of Fiscal Year 2019”

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: June 18, 2019

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